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VIA EDGAR                                            November 15, 2004
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                  Re:      Universal Truckload Services, Inc.
                           Registration Statement on Form S-1
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

       On behalf of Universal Truckload Services, Inc. (the "Registrant") and in connection with the Registrant's proposed offering of its common stock, we hereby submit for filing pursuant to the Securities Act of 1933, as amended, the Registrant's registration statement on Form S-1, together with exhibits thereto, by direct electronic transmission.

       The registration fee for the registration statement, in the amount of $14,571, has been paid via wire transfer to the Commission's bank account at Mellon Bank, Pittsburgh, Pennsylvania.

       If you have any questions or require additional information with respect to the foregoing, please contact William B. Brentani at (650) 251-5110 or Thomas
A. Wuchenich at (310) 407-7505 of Simpson Thacher & Bartlett LLP.

                                     Very truly yours,

                                     /s/ Simpson Thacher & Bartlett LLP

                                     SIMPSON THACHER & BARTLETT LLP